Mail Stop 4561

      					February 16, 2006


J. Chris Brewster
Chief Financial Officer and Treasurer
Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, Texas  77082

Re:	Cardtronics, Inc.
	Registration Statement on Form S-4
      Filed January 20, 2006
      File No. 333-131199

Dear Mr. Brewster:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file an executed copy of the supplemental letter to the Commission in accordance with the staff position enunciated in Exxon
Capital Holdings.

2. As currently represented, the offer could be open for less than
20
full business days due to the 5:00 P.M. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

4. Please provide us support for comparative factual assertions and for management`s belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced. We note, for example, "We operate the largest network of
ATMs in the United States and we are a leading ATM operator in the United Kingdom" on page 1. In addition, revise the filing to disclose the basis for your characterization of "leading". For example, are you the leader based on revenues, products offered, or some other measure?

5. Please provide copies of market and industry data that you cite or rely on in your filing. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.
For example, we note that you cite Dove Consulting Group, Inc and ATM
& Debit News.

6. We note your use throughout the prospectus of acronyms to identify
various entities and agreements.   Rather than use acronyms,
please
revise to use the actual entity name or a shortened version of it. For example, but not limited to, we note your use of EFT.

7. Your prospectus contains repetitive disclosure. For example, disclosure under "Company Overview" on page 1 is repeated verbatim on page 60. Also, disclosure under "Recent Transactions" on page 2 is repeated on page 64. Mere repetition of the same language does not enhance the quality of disclosure in your prospectus. Revise the summary to highlight key information. Full disclosure included in the body of your prospectus should appear only once, organized according to your investors` perspectives. Please eliminate all unnecessary redundancy throughout the prospectus.

Registration Statement Cover Page

8. Please revise the registration statement cover page to disclose the registration number for the co-registrants.

9. Please revise to include the Primary Standard Industrial
Classification Code Number as required by Form S-4.


Prospectus Cover Page

10. Please revise to disclose that each broker-dealer that receives new securities pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new securities. In addition, please revise to disclose that if the broker-dealer acquired the old securities as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

11. Please revise to disclose that broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter.

12. Please reflect that the notes are guaranteed.

13. Please revise the section under "Ranking" to quantify the amount of indebtedness that will rank senior to or pari passu with the exchange notes.

Forward-Looking Statements, page i

14. The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with an initial public offering and tender offer. See Section 27A(b)(2)(C) of the Securities Act and
Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Summary, page 1

15. Please consider providing an organizational chart that clarifies your business structure, including your subsidiaries.

16. Please include a brief description of your debt, including your aggregate indebtedness as of a recent date.

17. Please revise to disclose your ratios of earnings to fixed charges in the summary. Refer to Instruction 2(D) to Item 503(d) of
Regulation S-K.

Company Overview, page 1

18. Please revise to define "ATM Network." In this regard, we note that you have acquired multiple networks. Are all of the networks integrated?

The Exchange Offer, page 4

19. Please summarize all the conditions to the exchange offer.

20. We note the disclosure indicating that you will return any outstanding notes that you do no accept for exchange "as promptly as practicable" after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Terms of New Notes, page 6

21. We note that the New Notes will be junior in right of payment to all of your subsidiary guarantors` existing and future senior indebtedness. Please expand your disclosure in this section and the
Description of the New Notes section to quantify your subsidiary guarantors` existing senior debt.

Risk Factors, page 8

22. Some of your risk factors and risk factor headings fail to specifically state the risk that may flow from the facts and circumstances you describe. Please review and revise your risk factors, including the risk factor headings, to state the specific risk that will result from the facts you describe.

23. Please avoid using generic conclusions such as "adversely affected" and "material adverse" when describing the risks` effects.
Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

Risk Related to Our Business, page 8

The passing of legislation banning or limiting surcharge fees would severely impact our revenues, page 8

24. You indicate that ATM operators will be required to provide 30 days` notice to the public prior to converting a surcharge-free ATM to one which charges surcharges if the Treasury Select Committee report is accepted. In order to quantify the risk, please revise to indicate the percentage of your ATM`s that are currently surcharge-free.




We will be subject to new proposed guidelines under the American with
Disabilities Act..., page 9

25. In order to quantify the risk, please revise to indicate the cost associated with retrofitting an ATM in your network.

We derive a substantial portion of our revenues from ATMs placed with a small number of merchants, page 9

26. You indicate that you five largest merchants may elect not to renew their contracts when they expire. Please revise to indicate when their contracts expire.

Repayment of our debt, including the notes, is dependent on cash flow generated by our subsidiaries, page 14

27. Please revise to specifically identify the restrictions on your subsidiaries ability to make cash available to you, by dividend, debt repayment or otherwise.

We have a substantial amount of indebtedness..., page 14

28. Please revise to indicate whether any of your subsidiaries currently have any restrictions that limit their ability to make a distribution to Cardtronics, Inc.

To service our indebtedness, we will require a significant amount of cash, page 15

29. To the extent possible, avoid generic risk factors. For example, this risk could apply to any company because any company with could be affected by failure to meet debt obligations. If you wish to retain this risk factor, please clearly explain how the specific risks apply to your company.

The terms of our credit agreement and the indenture governing the notes may restrict our current and future operations..., page 16

30. Please revise to disclose the material financial ratios that you are required to maintain.

We may not be able to repurchase the notes upon a change of control, page 17

31. We note that upon the occurrence of a change in control you must offer to buy back the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest. Please expand your disclosure to briefly define "change in control." In this regard, we note your definition in the indenture governing notes.



Exchange Offer, page 19

Extensions, Delays in acceptance, Termination or Amendment, page
22

32. You reserve the right "to delay the acceptance of any outstanding notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

33. Please advise us as to how oral notice of extension is reasonable calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

34. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions to the Exchange Offer, page 22

35. Please revise to indicate that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before expiration of the offer, rather than acceptance of the notes. Further, please confirm your understanding that "applicable law" and staff interpretations are not "regulatory approvals."

36. We note your statement that you may assert or waive certain conditions in whole or in part at any time at your discretion. Please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.

37. We note your disclosure that you may waive any of the conditions.
Please revise to indicate that to the extent that you waive any condition of the offer, you will waive the condition for all holders of old notes. Similarly revise the Letter of Transmittal.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 30

ATM Management Programs, page 30

38. Please revise to briefly describe your internal initiative to analyze and reduce the amount of turnover associated with merchant-owned arrangements. In this regard, we note your disclosure at the top of page 32.

Components of Revenues, Cost of Revenues and Expenses, page 32

39. Please confirm to us that you do not include branding revenues in your table on page 32.

40. Please revise to explain how you receive revenues from your participation in surcharge-free ATM networks. Further, quantify the percentage of your ATM`s that are surcharge-free. In this regard, we note your disclosure in the first risk factor on page 9.

41. Please revise to quantify the percentage of your total revenues that are derived from each component of your revenues. In this regard, we note that you earn surcharge revenues, interchange revenues and branding revenues.

Acquisitions, page 35

42. Please revise to quantify the debt you assumed in connection with the acquisition of E*Trade Access.

Industry Trends, page 37

43. We note that you attribute the decline in transaction revenues to, among other things, the increase use of debit cards as a means of payment. Please revise discuss whether you believe this is a trend that may have a continuing effect on operations. See Item 303 of Regulation S-K.

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 40

44. Please expand your disclosure to also discus how you allocate the cost of the acquisition to assets acquired and liabilities assumed.
In this regard, please also disclose the types of intangibles that meet the criteria in paragraph 39 of SFAS 141 for recognition apart from goodwill and how you determine the fair value of such intangibles.

Results of Operation, page 41

45. We note that "other revenue" declined for the year ended
December
31, 2004 as compared to December 31, 2003.   Please revise
throughout
to explain in more detail the nature of the "other revenue."

Liquidity and Capital Resources, page 52

46. You indicate on page 38 that Winn-Dixie accounted for 2.4% of your revenues and that they have filed for bankruptcy protection.
If
material, please revise your MD&A to discuss the impact this will have on your liquidity.

47. We note your statement in the last paragraph on page 52 that you expect to make capital expenditure to upgrade your ATMs to be both Encrypting PIN Pad and Triple DES compliant. Please revise to disclose the source of funds for any planned capital expenditures.

Our Bank Credit Facilities, page 54

48. We note that in connection with the acquisition of Bank Machine, you replaced your existing bank credit facilities with new facilities. Please revise to disclose the material terms of each facility. In this regard, we note your disclosure regarding the revolving credit facility. Further, describe the covenants you reference in the second full paragraph on page 54.

Tabular Disclosure of Contractual Obligations, page 54

49. Please tell us whether there are any contractual obligations related to the $10.5 million in budgeted upgrades disclosed on page
52 and what consideration you gave to including those amounts in the table. Please also tell us what consideration you gave to including your obligations under any employment agreements.

Competition, page 69

50. You indicate in the first paragraph on page 60 and elsewhere that you are the "largest network of ATMs" in the United States. You also indicate in the last paragraph of page 69 that "several of our competitors are larger" than us. Please revise this apparent discrepancy.

Legal Proceedings, page 71

51. We note your disclosure regarding the lawsuit instituted by the
National Foundation for the Blind and the Commonwealth of Massachusetts. Please revise to quantify the amount of funds that would be required to make all the ATMs in your network "voice-enabled."

Management, page 73

Executive Officers and Directors, page 73

52. Please revise to clarify your discussion of Mr. Soinski`s business experiences. For example, provide dates and positions served for each position in the last five years. See Item 401 of Regulation S-K.



Related Party Transactions, page 80

53. Please advise us of the status of the employee loans discussed on page 81.

Description of Other Indebtedness, page 85

54. Please revise to discuss why you do not treat vault cash as indebtedness.

Federal Income Tax Consequences, page 128

55. Please revise the first sentence to remove the term "certain" and clarify that you have disclosed the material U.S. federal income tax consequences. Refer to Item 4(a)(6) of Form S-4.

Index to Financial Statements, page F-1

56. Please update your financial statements in accordance with Rule
3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Note (2), page F-10

57. We note that you adjust your historical financial statements to exclude the write-off of deferred financing costs associated with your refinancing in May and August 2005. Please revise your pro forma financial statements to exclude this adjustment or tell us how these adjustments are directly attributable and affected by this transaction.

58. Please provide us with a reconciliation of the revolving credit facility balance for pro forma purposes to the related balance disclosed on page F-45.

Note (3), page F-10

59. We note from your disclosure on page 36 that the majority of the cost savings initiatives were implemented during 2004 and that you expect to complete the remaining initiatives by early 2006.
Please
revise your disclosure to also state, if true, that the pro forma adjustment reflects cost savings that have already been implemented and do not represent planned actions by management.







Cardtronics, Inc. and Subsidiaries

Annual Financial Statements and Notes

Note (1), Business and Summary of Significant Accounting Policies

(j) Intangible Assets, net, page F-19

60. We refer you to our comment letter dated May 28, 2004 with respect to our review of your registration statement previously filed on Form S-1. We reissue our prior comment 17 in part. We understand it has been your experience that substantially all of your contracts renew at their renewal dates. We refer management to paragraph 12 of
SFAS 142 that requires you to amortize intangible assets using a method that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Notwithstanding your experience to date, it seems unreasonable to use an amortization methodology that is based upon an assumption that all of the underlying contracts that make up your pools will terminate in the same period. If you expect some contracts to not renew or certain contracts to terminate before others, for whatever reason, then a straight-line method would not reflect the pattern in which the economic benefits are used up. Accordingly, please revise your financial statements to reflect amortization expense on an accelerated basis over the period in which the economic benefits are used up.

(l) Impairment of Long-Lived Assets and Goodwill, page F-20

61. We note your disclosure on page 39 that no impairment is warranted as a result of the Winn-Dixie store closing based upon the operating performance of the remaining installed ATM`s which suggests that you also evaluate your tangible assets on a pooled basis. Please advise us of and clarify your impairment policy disclosure with respect to your long-lived assets, other than intangibles.
If
you evaluate your tangible assets for impairment on a pooled basis with other operational tangible assets in the same portfolio, please tell us your basis in accounting for doing so.

(o) Revenue Recognition, page F-21

62. We note from your disclosure that you generate revenue from transaction-based fees and services, maintenance service agreements and product sales. Since certain of your arrangements appear to contain multiple deliverables, please advise us of and revise your disclosure to describe your arrangements that contain multiple deliverables and how you recognize revenue under such arrangements.
In your response, please tell us how you determined entity-specific or vendor-specific objective evidence of fair value with respect to the undelivered item (e.g. management service agreement and transaction processing agreement for merchant-owned ATM`s). Refer to
EITF 00-21.

63. We note from your disclosure on page 30 that you recognize transaction-based fees associated with both company-owned and merchant-owned arrangements. Please tell us how you evaluated the characteristics of your merchant-owned arrangements under the guidance in EITF 99-19 in accounting for these fees on a gross vs. net basis. In your response, please describe the characteristics of this arrangement and how you evaluated each of the indicators of gross vs. net reporting in paragraphs 7 - 17 of EITF 99-19.

Note (2), Acquisitions, page F-23 - F-25

64. We note from your disclosure on page 35 that your acquisition of
E*TRADE Access appears to be limited to the ATMs and related placement agreements, vendor agreements, operating software along with the assumption of certain liabilities. Please tell us how you considered the guidance in EITF 98-3 and how the characteristics of this acquisition meet the definition of a business.

65. Notwithstanding our above comment, please further explain to us what gave rise to the initial recognition of goodwill. In this regard, please explain how you allocated the purchase price to the assets acquired and liabilities assumed and what you attribute the significance of the residual value to. Also, revise to include the disclosure required by paragraph 51b of SFAS 141 in your next amendment. You may refer to paragraphs 35 - 39 of SFAS 141 and B102
- B106.

66. We note from your disclosure that you assigned goodwill from the
E*TRADE Access acquisition to the enterprise level. Please tell us how you considered the guidance in paragraphs 30 - 36 of SFAS 142 in reaching your conclusion that the reporting unit is at the enterprise level. In addition, please tell us if the change in your reportable segments disclosed on page 12 had an impact on the assignment of goodwill.

67. Since you have not elected to disclose basic and diluted earnings per share, please remove your pro forma basic income per share disclosure here.

Note 17, Income Taxes, page F-33 - F-34

68. Please explain to us how your net operating loss carryforward meets the definition of a current deferred tax asset given the increase in your net operating loss carryforward during 2004.

Condensed Consolidated Financial Statements and Notes

Note 2, Business Combinations, page F-41

69. Based upon your disclosure on page 35, it appears Bank
Machine`s
operating platform will remain intact. Please tell us how much of the purchase price was allocated to this acquired technology and your basis for that value.

Note 7, Long-term Debt, page F-45

70. We note from your disclosure that you expect to incur an additional $1.3 million in debt issuance costs related to your $200.0 million senior subordinated notes. Please tell us whether these additional debt issuance costs represent costs associated with this registration statement and how you plan to account for such costs in your financial statements. Please cite the relevant accounting literature which supports your policy.

Note 10, Preferred Stock, page F-47

71. Please revise to disclose the terms of the liquidation preference and the liquidation value at September 30, 2005 for your Series B preferred stock.

Note 13, Supplemental Guarantor Financial Information, page F-48

72. Please revise your disclosure to include the condensed consolidating financial information with a separate column for (1) the parent company, (ii) the subsidiary guarantors, (iii) any other subsidiaries of the parent company on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts. Refer to Rule 3-10(f) of Regulation S-X.

Bank Machine (Acquisitions) Limited
Independent Auditors` Report, page F-55

73. Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58. Please also make conforming revisions of the audit report on page F-89.

Annex A: Transmittal Letter

74. We reference the language requiring the undersigned to acknowledge that s/he has "review[ed]" the prospectus. While the staff does not object if an offeror asks security holders if they understand specified material terms of the offer, we believe it is inappropriate to require them to certify that they have generally read or reviewed the prospectus. Please advise us as to the purpose of this language or revise to delete it.








Part II

Item 21.  Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.  Legal Opinion

75. Please advise us why the assumption in the last sentence of the second paragraph is necessary.

Exhibit 12.  Ratios of Earnings to Fixed Charges

76. Please tell us where you include the interest charges associated with your vault cash in calculating your ratio of earnings to fixed charges. If not included in the calculation of your earnings to fixed charges ratio, please advise us and revise to disclose such amount and your basis for excluding this from the calculation.

Item 22. Undertakings, page II-3

77. Please advise us why you have included undertaking 4.

78. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Josh Forgione at 202-551-3431 or Steven
Jacobs,
Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related
matters.
Please contact Jeffrey A. Shady at 202-551-3471 or me at 202-551-
3852
with any other questions.

	Sincerely,



	Michael McTiernan
	Special Counsel

cc:	David P. Oelman, Esq. (via facsimile)
	Vinson & Elkins L.L.P.
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J. Chris Brewster
Cardtronics, Inc.
February 16, 2006
Page 14